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                                                 Suite 2800  1100 Peachtree St.
[KILPATRICK STOCKTON LLP]                                 Atlanta GA 30309-4530
                                                 t 404 815 6500  f 404 815 6555
                                                     www.KilpatrickStockton.com


                                                       direct dial 404 815 6565
                                                        direct fax 404 541 3196
February 4, 2005                                DFalstad@KilpatrickStockton.com


VIA EDGAR AND COURIER

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

         RE:     EMAGEON INC.
                 Form S-1 filed November 19, 2004, as amended December 23, 2004 and January 25, 2005 File No. 333-120621

Dear Ms. Jacobs:

         At the request and on behalf of our client, Emageon Inc. (the "Company"), we hereby file on its behalf, via EDGAR, Amendment No. 3 to the above-referenced Registration Statement on Form S-1 ("Amendment No. 3"). Amendment No. 3 includes revisions made in response to the comment letter dated February 2, 2005 from the Staff as well as revisions made in response to oral comments made telephonically by the Staff.

         We provide below additional responses to the Staff's comments, which have been prepared by the Company with the assistance of its legal counsel and independent auditors. As requested, these responses are keyed to correspond to the Staff's comment letter, which we do by setting out below each of the Staff's comments (in bold face type) followed by our response. A copy of this letter, along with courtesy copies of Amendment No. 3 (marked to show changes), are being sent to the Staff by courier delivery.

         Unless the context requires otherwise, references to we, our, us, Emageon or the Company in this letter refer to Emageon Inc.

         Barbara C. Jacobs
         February 4, 2005
         Page 2

STOCK SPLIT, PAGE 4

1. WE NOTE THAT THE AUDITED FINANCIAL STATEMENTS DO NOT GIVE EFFECT TO THE 1 FOR 8.25 STOCK SPLIT THAT IS EXPECTED TO OCCUR PRIOR TO THE CLOSING OF THIS OFFERING. TELL US HOW AND WHEN YOU INTEND TO REFLECT THIS STOCK SPLIT IN YOUR FINANCIAL STATEMENTS. REFER TO SAB TOPIC 4.C.

         Response:

         We have revised the audited financial statements to reflect the 1.0-for-8.25 reverse stock split effected with the Secretary of State of the State of Delaware on February 4, 2005. The auditors' report has also been dual-dated to reflect the addition of Note 16, which describes the split.

PRIOR COMMENT NO. 6, BACKLOG

2. REVISE YOUR DISCLOSURES SURROUNDING BACKLOG TO CLARIFY USE OF THE TERM "BEYOND". FOR EXAMPLE, DO YOU EXPECT THE REMAINING CONTRACTUAL BACKLOG TO BE RECOGNIZED ONE YEAR BEYOND 2007 OR TEN YEARS BEYOND 2007? ELSEWHERE IN THE DOCUMENT YOU INDICATE YOUR PCS ARRANGEMENT HAVE TERMS OF ONE TO SEVEN YEARS, WITH A TYPICAL DURATION OF FIVE YEARS (PAGE 28). THIS DISCLOSURE SUGGESTS THAT YOU WILL RECOGNIZE THE MAJORITY OF THE REMAINING CONTRACTUAL BACKLOG OVER THE NEXT FIVE YEARS. IF SO, PLEASE REVISE TO CLARIFY THE PERIOD THE REMAINING BACKLOG WILL BE RECOGNIZED. IF YOU EXPECT THE REMAINING CONTRACTUAL BACKLOG TO BE RECOGNIZED OVER A DIFFERENT PERIOD, PLEASE ADVISE AND REVISE TO CLARIFY.

         Response:

         We have clarified our disclosure on page 26 of MD&A to indicate that substantially all of the contracted backlog as of December 31, 2004 is expected to be recognized by December 31, 2009. We have made a similar change to our contracted backlog disclosure on pages 1 and 43. We supplementally advise the Staff that we expect to recognize approximately 97% of our December 31, 2004 contracted backlog by December 31, 2009.

PRIOR COMMENT NO. 11, RESULTS OF OPERATIONS

3. IN YOUR REVISED DISCLOSURES, YOU INDICATE THAT THE SHIFT FROM TERM TO PERPETUAL LICENSES IMPACTED THE GROWTH IN REVENUE FOR THE TWELVE-MONTH PERIOD ENDING DECEMBER 31, 2003 MORE THAN IN THE NINE-MONTH PERIOD ENDING SEPTEMBER 30,

         Barbara C. Jacobs
         February 4, 2005
         Page 3

         2004. YOU STATE THAT THE INCREASE IN REVENUE AS A RESULT OF THE SHIFT TO PERPETUAL LICENSES WAS $3.9 FOR THE TWELVE MONTH PERIOD ENDING DECEMBER 31, 2003 VERSUS $1.6 FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 2004. THIS RESULT APPEARS INCONSISTENT WITH OUR EXPECTATIONS BASED ON CERTAIN DISCLOSURES ELSEWHERE IN THE DOCUMENT RELATED TO THE NUMBER AND TIMING OF NEW PERPETUAL LICENSES. ON PAGE 34 YOU STATE THAT ONLY THREE OF NINE NEW LICENSE AGREEMENTS WERE PERPETUAL FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 VERSUS 11 OF 12 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004. BASED ON THOSE FACTS WE WOULD HAVE EXPECTED THE IMPACT OF THE SHIFT TO PERPETUAL FROM TERM TO BE MUCH GREATER FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 THAN THE TWELVE MONTHS ENDED DECEMBER 31, 2003. HELP US UNDERSTAND THIS POSSIBLE INCONSISTENCY. ALSO, PROVIDE US WITH YOUR CALCULATIONS FOR DETERMINING THE IMPACT OF THE SHIFT TO PERPETUAL LICENSES.

         Response:

         We believe the perceived inconsistency noted in the Staff's comment is primarily the result of how variations in when we achieve system acceptance and meet all revenue recognition criteria may impact our revenue (the "Our operating results may fluctuate" issue). We have modified our disclosure on page 34 to better explain the impact of this factor. In particular, we have included additional disclosure explaining that for two of the contracts that were accepted during the nine months ended September 30, 2004, we deferred $3.9 million of revenue that would otherwise have been recognized in the 2004 period because we had not satisfied all of the revenue recognition criteria. We believe that this additional disclosure should help to explain the apparent inconsistency noted in the comment.

         In addition, as we have a longer history under the perpetual license model, the impact of our license model shift as a percentage of total revenue will generally decrease over time. To determine the effect on our revenue of the license model shift, we calculated (using the methodology described below), our estimates of projected revenue for the periods presented as if each perpetual software license had been a five-year term software license. The effect of treating a perpetual software license as a term software license for purposes of our comparison is that recognized revenue is much lower in the quarter in which revenue is initially recognized ("Q1"), but would be greater than a perpetual software license in every subsequent quarter ("Q2+") until the term expires.

         Accordingly, under a perpetual software license model with each individual contract, revenue recognition is more "front-loaded" (i.e., Q1 recognition is much greater in a perpetual license model). However, less revenue is recognized in subsequent periods for each individual contract than would otherwise be recognized under a term software license model (i.e., Q2+ recognition is greater in each subsequent quarter under a term software license model). When we calculated the net impact on our revenue using this

         Barbara C. Jacobs
         February 4, 2005
         Page 4

         methodology, the difference in Q2+ recognition over time has the effect of decreasing the impact of the license model change (i.e., there are increasing numbers of perpetual software license contracts that are in Q2+ that recognize less revenue than if they were term software licenses). As we move further away from the date of the shift from term to perpetual software licenses, all of the current perpetual software license contracts track at a lower rate of revenue recognition per period in Q2+ than they would if they were term software license contracts, which has an offsetting negative effect against the increased Q1 revenue recognition inherent in each individual perpetual software license. As more contracts have been entered into in 2003 and 2004, the effect of the prior period perpetual software license contracts (e.g. perpetual software license contracts recognizing revenue in Q2+), as compared to term software licenses, decreases the impact of our license model shift over time.

         In order to estimate the impact of our shift to a perpetual license model, we calculated the quarterly impact of recognizing all of our existing perpetual software license contracts as five-year term license contracts and compared these amounts to our current quarterly revenue amounts. We performed this calculation for every contract for which system sales revenue has been recognized since January 2003 (as there was no system sales revenue recognized related to contracts that included a perpetual software license prior to 2003). The revised quarterly revenue from these calculations was then compared to our current quarterly revenue to estimate the quarterly impact of the shift from a term software license model to a perpetual software license model.

         We have illustrated this calculation in the table below. For purposes of illustration we have assumed a contract has an initial value of $1,000, one-time implementation fees of $300 and maintenance of $200 per year in years 2 through 5. We assumed system acceptance was obtained on January 1, 2004. With our perpetual software license model, we would have recognized all of the revenue associated with the software license and implementation fees in January 2004 (assuming all revenue recognition criteria was met). In our calculation, we allocated the revenue related to the software license and implementation fees over five years to simulate the effects of our prior term software license model.

         Barbara C. Jacobs
         February 4, 2005
         Page 5

                             Q1 2004    Q2 2004     Q3 2004     Q4 2004      2005*       2006*       2007*       2008*       Total
                             -------    -------     -------     -------     -------     -------     -------     -------     -------
PERPETUAL LICENSE MODEL
System Sales
   Software                  $   800    $    --     $    --     $    --     $    --     $    --     $    --     $    --     $   800
Support Services
   Implementation                300         --          --          --          --          --          --          --     $   300
   Maintenance                    50         50          50          50         200         200         200         200     $ 1,000
                             -------    -------     -------     -------     -------     -------     -------     -------     -------
Total                        $ 1,150    $    50     $    50     $    50     $   200     $   200     $   200     $   200     $ 2,100

TERM LICENSE MODEL
System Sales
  Software                   $    40    $    40     $    40     $    40     $   160     $   160     $   160     $   160     $   800
Support Services
   Implementation                 15         15          15          15          60          60          60          60     $   300
   Maintenance                    50         50          50          50         200         200         200         200     $ 1,000
                             -------    -------     -------     -------     -------     -------     -------     -------     -------
Total                        $   105    $   105     $   105     $   105     $   420     $   420     $   420     $   420     $ 2,100

VARIANCE                     $ 1,045    $   (55)    $   (55)    $   (55)    $  (220)    $  (220)    $  (220)    $  (220)    $    --

CUMULATIVE VARIANCE
                             $ 1,045    $   990     $   935     $   880     $   660     $   440     $   220     $    --

*        Amounts recognized over the corresponding quarters.

         Barbara C. Jacobs
         February 4, 2005
         Page 6

4. WE NOTE YOU HAVE PROVIDED NEW DISCLOSURE SURROUNDING YOUR QUARTERLY RESULTS OF OPERATIONS ON PAGE 38. PLEASE REVISE TO EXPLAIN AND QUANTIFY, AS NECESSARY, HOW THE SHIFT FROM TERM LICENSES TO PERPETUAL LICENSES HAS IMPACTED YOUR QUARTERLY REVENUE GROWTH.

         Response:

         We have expanded our disclosures on pages 39 and 40 of the prospectus to explain how the shift from term licenses to perpetual licenses has impacted our quarterly revenue, including quantification of that impact to the extent appropriate.

PRIOR COMMENT NO. 14, COMMISSIONS

5. YOUR RESPONSE TO PRIOR COMMENT NO. 14 INDICATES THAT THE GROSS AMOUNT OF THE CALCULATED ADJUSTMENT OF $(5,346) IS IMMATERIAL FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND THE AUDITED FINANCIAL STATEMENTS HAVE NOT BEEN CHANGED. YOU FURTHER INDICATE THAT YOU HAVE MADE THE APPROPRIATE UPDATES TO YOUR QUARTERLY FINANCIAL INFORMATION FOR 2004 (PAGE 38). HELP US UNDERSTAND THE CHANGES THAT YOU MADE TO YOUR QUARTERLY INFORMATION. SINCE THE SUM OF YOUR QUARTERS IS EQUAL TO THE NINE-MONTH RESULTS, IT APPEARS THAT ONE OF YOUR QUARTERS DOES NOT YET REFLECT THE CHANGE. CLARIFY THE QUARTER AFFECTED AND CONFIRM SUPPLEMENTALLY THAT YOUR QUARTER ENDED JUNE 30, 2004 (THE ONLY PERIOD WITH OPERATING INCOME) IS PROPERLY STATED.

         Response:

         Commission expense for the first and second quarters of fiscal 2004 was fully adjusted to reflect the revision to our accounting policy. Accordingly, we supplementally confirm that our quarter ended June 30, 2004 is properly stated. Commission expense for the third fiscal quarter was partially corrected, but is understated by the $5,346. Commission expense for the fourth fiscal quarter will be overstated by $5,346; however, commission expense for the year will be properly stated.

         We believe that the impact of the understatement on both the third fiscal quarter of 2004 and the nine months ended September 30, 2004 is immaterial.

                                    * * * * *

         Barbara C. Jacobs
         February 4, 2005
         Page 7

         The Staff is requested to direct any questions regarding Amendment No. 3 and the responses made in this letter to the undersigned at (404) 815-6565 or to Matthew Morrison at (404) 815-6016.

         Thank you for your assistance and prompt attention to this matter.

                                        Sincerely,



                                        /s/ Daniel T. Falstad

                                        Daniel T. Falstad


Cc:      Lisa Mitrovich
         Maryse Mills-Apenteng
         Steven Williams
         Craig A. Parker
         W. Randall Pittman